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                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549
                              --------------------


                                    FORM 8-A


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                         TRICON GLOBAL RESTAURANTS, INC.
             (Exact name of registrant as specified in its charter)


              North Carolina                        13-3951308
   (State of Incorporation or Organization) (IRS Employer Identification No.)


        1441 Gardiner Lane, Louisville, KY         40213
     (Address of principal executive offices)    (Zip Code)


       Registrant's telephone number, including area code: (502) 874-8300


Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                Name of each exchange on which each
     to be so registered                     class is to be registered
 ---------------------------------    ----------------------------------------
 Preferred Stock Purchase Rights      New York Stock Exchange


Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
--------------------------------------------------------------------------------
                                (Title of Class)


                           Exhibit Index is on Page 6




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Item 1.        Description of Securities To Be Registered.

               On July 21, 1998, the Board of Directors of Tricon Global Restaurants, Inc. (the "Company") declared a dividend distribution of one Right for each outstanding share of Company Common Stock to shareholders of record at the close of business on August 3, 1998 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-thousandth of a share (a "Unit") of Series A Junior Participating Preferred Stock, without par value (the "Preferred Stock") at a Purchase Price of $130 per Unit, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and BankBoston, N.A., as Rights Agent.

               Initially, the Rights will be attached to all Common Stock certificates and DRS book-entry positions representing shares then outstanding, and no separate Rights Certificates will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (a "Person") has acquired beneficial ownership of 15% or more, or 20% or more if such person or group owned 10% or more on the Plan's adoption date, of the outstanding shares of Common Stock (an "Acquiring Person"), other than as a result of repurchases of stock by the Company or certain inadvertent actions by institutional or certain other shareholders or
(ii) 10 business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person. Until the Distribution Date,
(i) the Rights will be evidenced by the Common Stock certificates or DRS book-entry positions and will be transferred with and only with such Common Stock certificates or DRS book-entry positions, (ii) new Common Stock certificates and DRS book-entry positions issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

               The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M. (New York City time) on July 21, 2008, unless such date is extended or the Rights are earlier redeemed or exchanged by the Company as described below.

               As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

               In the event that a Person becomes an Acquiring Person, except pursuant to an offer for all outstanding shares of Common Stock which the independent directors determine to be fair and not inadequate to and to otherwise be in the best interests of the Company and its shareholders, after receiving advice from one or more investment banking firms (a "Qualifying Offer"), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

               For example, at an exercise price of $130 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $260 worth of Common Stock (or other consideration, as noted above) for $130. Assuming that the Common Stock had a per share value of $33 at such time, the holder of each valid Right would be entitled to purchase approximately 8 shares of Common Stock for $130.

               In the event that, at any time following the date on which a public announcement is made that a Person has become an Acquiring Person (the "Stock Acquisition Date"), (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation (other than with an entity which acquired the shares pursuant to a Qualified Offer), (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and the Common Stock of the Company is changed or exchanged, or (iii) 50% or more of the Company's assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

               At any time after a person becomes an Acquiring Person and prior to the acquisition by such person or group of fifty percent (50%) or more of the outstanding Common Stock, the Board may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Preferred Stock (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

               At any time until ten business days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

               Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company or in the event of the redemption of the Rights as set forth above.

               Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement. The foregoing notwithstanding, no amendment may be made at such time as the Rights are not redeemable.

               As of July 23, 1998, there were 152,524,240 shares of Common Stock of the Company outstanding, and options to purchase approximately 25,233,000 shares of Common Stock were outstanding. Each share of Common Stock of the Company outstanding at the close of business on August 3, 1998, will receive one Right. So long as the Rights are attached to the Common Stock, one additional Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) shall be deemed to be delivered for each share of Common Stock issued or transferred by the Company in the future. In addition, following the Distribution Date and prior to the expiration or redemption of the Rights, the Company may issue Rights when it issues Common Stock only if the Board deems it to be necessary or appropriate, or in connection with the issuance of shares of Common Stock pursuant to the exercise of stock options or under employee plans or upon the exercise, conversion or exchange of certain securities of the Company. Seven hundred fifty thousand shares of Preferred Stock are initially reserved for issuance upon exercise of the Rights.

               The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a manner which causes the Rights to become discount Rights unless the offer is conditional on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offeror willing to make an offer at a fair price and otherwise in the best interests of the Company and its stockholders as determined by a majority of the Directors who are not affiliated with the person making the offer, or willing to negotiate with the Board. The Rights should not interfere with any merger or other business combination approved by the Board since the Board may, at its option, at any time until ten days following the Stock Acquisition Date, redeem all (but not less than all) of the then outstanding Rights at the Redemption Price.

               In addition, certain provisions of the Company's Restated Articles of Incorporation (the "Articles") may have anti-takeover effects. Specifically, the Articles provide, among other things, for a classified Board of Directors divided into three classes.

               The Rights Agreement, dated as of July 21, 1998, between the Company and BankBoston, N.A., as Rights Agent, specifying the terms of the Rights and including the form of Articles of Amendment setting forth the terms of the Preferred Stock as an exhibit thereto, the press release announcing the declaration of the Rights and a form of Summary of Rights describing the Rights are exhibits hereto and are incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibits.


Item 2.        Exhibits.

               1. Rights Agreement, dated as of July 21, 1998, between Tricon Global Restaurants, Inc. and BankBoston, N.A., as Rights Agent, including all exhibits thereto, incorporated by reference to Exhibit 4.01 filed with the Company's Quarterly Report on Form 10-Q for the quarter ended June 13, 1998. Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until after the Distribution Date (as such term is defined in the Rights Agreement).

               2. Press Release of the Company dated July 21, 1998.

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                                    SIGNATURE


               Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Tricon Global Restaurants, Inc.



Date:  July 31, 1998                      By: /s/ Matthew M. Preston
                                             -----------------------
                                          Name:  Matthew M. Preston
                                          Title:   Assistant  Secretary

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                                  EXHIBIT INDEX



Exhibit        Description

   1 Rights Agreement, dated as of July 21, 1998, between Tricon Global Restaurants, Inc. and BankBoston, N.A., as Rights Agent, including all exhibits thereto, incorporated by reference to Exhibit 4.01 filed with the Company's Quarterly Report on Form 10-Q for the quarter ended June 13, 1998. Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until after the Distribution Date (as such term is defined in the Rights Agreement).

   2           Press Release of the Company dated July 21, 1998.

                                                                       EXHIBIT 2

FOR IMMEDIATE RELEASE


INVESTOR CONTACT: Lynn Tyson                MEDIA CONTACT:    Amy Sherwood
                  Vice President -                            Vice President -
                  Investor Relations                          Public Relations
                  (502) 874-8617                              (502) 874-8200



                         TRICON GLOBAL RESTAURANTS, INC.
                         ADOPTS SHAREHOLDER RIGHTS PLAN


Louisville, Kentucky - Tricon Global Restaurants, Inc. (NYSE:YUM) (the "Company") announced today that on July 21, 1998 its Board of Directors adopted a Shareholder Rights Plan under which rights will be distributed as a dividend at the rate of one Right for each share of common stock, without par value, of the Company held by shareholders of record as of the close of business on August 3, 1998.

The Rights Plan was not adopted in response to any effort to acquire control of the Company. The Rights Plan, however, is designed to deter coercive takeover tactics including the accumulation of shares in the open market or through private transactions, and to prevent an acquirer from gaining control of the Company without offering a fair price to all of the Company's shareholders. The Rights will expire on July 21, 2008.

Each Right initially will entitle shareholders to buy one unit of a share of a series of preferred stock for $130. The Rights generally will be exercisable only if a person or group acquires beneficial ownership of 15% or more of the Company's common stock (or 20% or more if such person or group presently owns more than 10% of the Company's common stock) or commences a tender or exchange offer upon consummation of which such person or group would beneficially own 15% or more (or 20% or more, as the case may be) of the Company's common stock.

A copy of the Shareholder Rights Plan will be filed shortly with the Securities and Exchange Commission.

Tricon is the world's largest restaurant company in terms of system units, with nearly 30,000 restaurants around the world in over 100 countries and territories. Tricon's three brands, KFC, Pizza Hut and Taco Bell are the global leaders of the chicken, pizza and Mexican restaurant categories, respectively. Total worldwide system retail sales for the brands were more than $20-billion in 1997.

For investor information, contact Lynn Tyson at (502) 874-8617. For media inquiries, contact Amy Sherwood at (502) 874-8200.